April 21, 2026

Ka Chun Gordon Li
General Manager
OneConstruction Group Ltd
Unit 11, 5/F, Tower 1, Harbour Centre
1 Hok Cheung Street
Hunghum, Kowloon, Hong Kong

       Re: OneConstruction Group Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2025
           File No. 001-42457
Dear Ka Chun Gordon Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction